Exhibit 99.1

Marti Technologies, Inc. Announces Chief Financial Officer Transition

ISTANBUL, October 19, 2023 —Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT), Türkiye’s leading mobility super app, today announced a transition in its executive leadership team. After a period of dedicated service and contribution, Erdem Selim has decided to step down from his position as Chief Financial Officer (“CFO”) of the Company, effective October 17, 2023. Cem Yasar Ozey has been appointed as the new CFO of the Company, effective October 18, 2023.

“We are grateful to Erdem Selim for his outstanding contributions during his tenure as CFO. He has played an instrumental role in guiding Marti through a period of significant growth and expansion. As he embarks on a new chapter in his career, we wish him success in his future endeavours,” said Oguz Alper Oktem, Marti’s CEO. “We welcome Cem in his new role in the Company. He is an accomplished finance executive with a proven track record of delivering results in dynamic, high-growth environments. We are excited about the extensive expertise and fresh perspectives he brings in our journey of innovation.”

Erdem Selim said, “It has been a great pleasure to work for Marti Technologies, and I am proud of what we have achieved together. The successful IPO and the company's growth are significant milestones. I am confident in the team's capabilities and the strategic direction of the Company.”

Cem Yasar Ozey has held CFO, COO, and Strategy positions at leading companies in Germany and Turkey for the past 19 years. Prior to joining Marti, since April 2021, Mr. Ozey held the position of Chief Financial Officer at Omsan Logistics, a company within the OYAK Group, where he was also responsible for strategic planning and digitalization. Prior to that, from July 2014 to March 2020, Mr. Ozey was Chief Financial Officer and Chief Operating Officer of morhipo.com, a Boyner Group company. During this period, Mr. Ozey also served as Chief Financial Officer of Hopi, another Boyner Group company. Following the merger of Boyner Buyuk Magazacilik and morhipo.com in March 2020, Mr. Ozey assumed the role of Chief Operating Officer of Boyner Buyuk Magazacilik, where he served until April 2021. He is highly experienced in start-ups, restructuring business models, foreign direct investment, new markets, digitalization, and accelerated growth strategies with a focus on balancing change and values. Mr. Ozey completed his undergraduate studies in both Industrial Engineering and Food Engineering through a double major program at Istanbul Technical University (ITU). Additionally, he obtained his MBA degree from Yeditepe University.

About Marti Technologies, Inc.

Founded in 2018, Marti is Türkiye’s leading mobility app, offering multiple transportation services to its riders. Marti operates a ride hailing service that matches riders with car and motorcycle drivers, and owns and operates a large fleet of e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information visit www.marti.tech.

Investor Contact

Marti Technologies, Inc.

Turgut Yilmaz

Turgut.yilmaz@marti.tech